Exhibit 3.1

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

MID-WISCONSIN FINANCIAL SERVICES, INC.

1.

The name of the Corporation is Mid-Wisconsin Financial Services, Inc.

2.

Article 3 of the Articles of Incorporation of the Corporation is hereby amended to read as follows:

ARTICLE III

Section 1.

The aggregate number of shares all classes of stock which the Corporation shall have authority to issue is 6,050,000.  Of these (a) 6,000,000 shares shall be common stock having a par value of $.10 (hereinafter sometimes referred to as “Common Stock”); and (b) 50,000 shares shall be shares of preferred stock without par value (hereinafter sometimes referred to as “Preferred Stock”).

Section 2.

The holder of each outstanding share of Common Stock shall have one vote per share with respect to all matters submitted to a vote of shareholders.

Section 3.

The Board of Directors is expressly authorized, subject to any limitation prescribed by law, to provide for the issuance of Preferred Stock without par value in one or more series and to fix the number of shares in each such series, to fix the designations and all the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each such series, and to determine that shares of each such series shall have more than one vote, or one vote, or less than one vote, or shall have no voting rights.

3.

The foregoing amendment was proposed on November 6, 2008 by the Board of Directors and adopted on January 22, 2009 by the Shareholders, pursuant to Section 180.1003, Wisconsin Statutes.

Executed as of the 23rd day of January 2009.

JAMES F. WARSAW

James F. Warsaw, President & CEO